Exro Report of Voting Results at 2021 Annual General Meeting

•Exro nominee directors listed in the Notice of Meeting and Management Information Circular dated June 7, 2021, were elected as directors of the Company at its Annual General Meeting of Shareholders (the “Meeting”) held earlier today in Vancouver, B.C.

Calgary, Alberta (July 9, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today that each of the nominee directors listed in the Notice of Meeting and Management Information Circular dated June 7, 2021 were elected as directors of the Company at its Annual General Meeting of Shareholders (the “Meeting”) held earlier today in Vancouver, B.C.

All other matters put forward to shareholders at the Meeting were also approved by the requisite majority of votes, including setting the number of directors at eight, the appointment of the Company’s auditors, approval of the Company's stock option plan, adoption of new articles, and the creation of a class of preferred shares. At the Meeting, 39,163,553 shares were voted, representing 32.563% of the Company’s issued and outstanding common shares. Detailed results of the vote for the election of directors are set out below and the results of all matters considered at the Meeting are filed on SEDAR at www.sedar.com.

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld Witheld
Mark Godsy	24,515,852	99.759	59,303	0.241
M.A. Jill Bodkin	24,533,441	99.830	41,714	0.170
Eamonn Percy	23,571,644	95.917	1,003,511	4.083
Frank Borowicz	23,562,584	95.880	1,012,571	4.120
Daniel McGahn	23,533,861	95.763	1,041,294	4.237
Sue Ozdemir	24,534,648	99.835	40,507	0.165
Juliette Wurmlinger	24,514,429	99.753	60,726	0.247
Terence Johnsson	24,525,069	99.796	50,086	0.204

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information

Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.